Exhibit 99.24

MAVERIX METALS ACQUIRES SILVER STREAM ON THE EL MOCHITO MINE

March 28, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce that it has entered into a life of mine purchase and sale agreement for silver produced from the El Mochito Mine (“El Mochito”), owned and operated by Ascendant Resources Inc. (“Ascendant”).

Maverix will make an advance payment of US$7,500,000 for the right to purchase 22.5% of the silver produced from El Mochito (the “Silver Stream”), and subject to certain conditions, a further US$7,500,000 for an additional 17.5% of the silver produced (the “Option Stream”). Maverix will pay 25% of the silver price at the time of delivery, for each silver ounce delivered.

“We are very pleased to partner with the team at Ascendant and we look forward to participating with them in the long-term potential of El Mochito,” commented Dan O’Flaherty, CEO of Maverix. “This transaction is consistent with our stated strategy of acquiring long life precious metal streams that are immediately accretive to both our cash flow and net asset value.”

Acquisition Highlights

•                  Immediate Increase to Cash Flow: Maverix expects average annual silver deliveries of approximately 165,000 ounces over the first three years at a Silver Stream rate of 22.5%.

•                  Accretive Transaction: The transaction is accretive to Maverix across all key metrics, including net asset value, cash flow, and attributable gold equivalent production.

•                  Long Mine Life with Meaningful Expansion and Optimization Plan: In October 2018, a preliminary economic assessment (“PEA”) for the expansion and optimization of the El Mochito Mine was completed that outlined a 10 year mine life and a plan to increase throughput by 27% to 2,800 per day (approximately 1 million tonnes per annum) and reduce all-in sustaining costs by 18% to $0.96/lb ZnEq produced. (1)

•                  Attractive Exploration Potential: As of January 1, 2018, El Mochito had Measured and Indicated resources of 10.7 million ounces of silver (7.55 million tonnes at 44 g/t silver) and Inferred resources of 5.4 million ounces of silver (5.0 million tonnes at 33 g/t silver). With a significant land package of 10,000 hectares, over 70 years of operating history, and an abundance of historical data, there are several regional targets providing longer term exploration upside which could lead to further mineral resource growth. (2)

Transaction Overview

The details of the Silver Stream and Option Stream are as follows:

•                  Maverix will make an upfront payment of US$7,500,000 to Ascendant as consideration for the right to purchase 22.5% of the silver produced from El Mochito.

•                  Maverix will make ongoing cash payments per ounce of silver delivered equal to 25% of the lesser of the average price of silver for the applicable calendar month, or the spot price of silver at the time of delivery.

•                  The Silver Stream will be effective from January 1, 2019.

•                  Subject to the satisfaction of certain conditions, including Ascendant securing additional financing to complete the expansion and optimization of El Mochito, Maverix will make an additional US$7,500,000 payment to Ascendant for the Option Stream, which provides for the purchase of an additional 17.5% of the silver production from El Mochito.

•                  If the Option Stream is exercised, then Maverix will be entitled to purchase a total of 40% of the silver produced from El Mochito until it has purchased a cumulative total of 3,000,000 ounces of silver at which point the silver stream percentage will decrease to 30% for the life of the mine.

•                  Ascendant’s obligations under the Silver Stream will be secured.

Maverix will fund the transaction through a combination of cash on hand and its existing credit facility. Closing of the transaction is anticipated to occur in April 2019.

El Mochito Mine

The El Mochito Mine is located on an 10,000-hectare land package near the town of Las Vegas in north-western Honduras. It is 100% owned and operated by Ascendant, who have reinvigorated the mine and made excellent progress towards increasing production and stabilizing costs since acquiring the mine in December 2016.

El Mochito is currently a 2,300 tonnes per day, underground, zinc-lead-silver operation. The expansion and optimization PEA that was completed in October 2018 outlined a 10-year operation with increased production capacity of 2,800 tonnes per day (approximately 1 million tonnes per annum) which is expected to produce an average of nearly 600,000 ounces of silver per year. (3)

Ascendant’s production guidance for 2019 is between 850,000 and 1,200,000 ounces of contained silver in concentrate from El Mochito. (4)

For further information on the El Mochito Mine, please visit www.ascendantresources.com.

(1)    Please refer to the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Optimization and Expansion of the El Mochito Mine” dated October 22, 2018, which is available on Ascendant Resources’ SEDAR profile at www.sedar.com.

(2)    Please refer to the Ascendant Resources news release dated April 10, 2018.

(3)    Please refer to the Ascendant Resources news release dated October 22, 2018.

(4)  Please refer to the Ascendant Resources news release dated February 20, 2019.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Technical and Third-party Information

The disclosure herein and relating to the El Mochito Mine is based on information publicly disclosed by Ascendant Resources Inc. (“Ascendant”) and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Maverix. Maverix has limited, if any, access to the El Mochito Mine. Maverix may from time to time receive operating information from Ascendant, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix’s royalty, stream or other interest. Maverix’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to Maverix’s acquisition of a silver stream and the entry into a definitive silver purchase agreement with Ascendant Resources Inc., and the associated terms thereof, the completion of all ancillary definitive documentation in respect of the silver purchase agreement, metal prices as they may impact Maverix’s guidance generally, Maverix’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine optimization at the El Mochito mine or other properties that the Maverix holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.